

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2021

Xianfeng Yang
Chief Executive Officer
BIT Mining Limited
Units 813&815, Level 8, Core F, Cyberport 3
100 Cyberport Road
Hong Kong

Re: BIT Mining Limited
     Amendment No. 3 to Registration Statement on Form F-3
     Filed November 5, 2021
     File No. 333-258329

Dear Mr. Yang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-3

Prospectus Summary
Recent Regulatory Development, page 7

1. We note your disclosure that your ADSs may be delisted under the Holding Foreign Companies Accountable Act. Please clarify that they may also be prohibited from being traded on an over-the-counter market.

Risk Factors
Our ADSs may be delisted under the HFCA Act..., page 17

2.   We note your disclosure regarding the potential consequences to investors if your ADSs are delisted from a securities exchange. Please include a discussion of the potential for your securities to be prohibited from trading on an over-the-counter market under the Holding Foreign Companies Accountable Act and the consequences to investors.

 Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ke Li, Esq.